SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                    Enron Ponderosa Management Holdings, Inc.
                             Ponderosa Assets, L.P.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)

         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp., an Oregon corporation ("Enron"), hereby files this form to notify the Securities and Exchange Commission that its subsidiaries, Enron Ponderosa Management Holdings, Inc., a Delaware corporation ("Ponderosa Management") and Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa Assets" and together with Ponderosa Management, the "Companies"), are foreign utility companies under Section 33 of the Act.

         The business address of each Company is 1400 Smith Street, Houston, Texas, 77002.

         Ponderosa Management is wholly and directly owned by Enron. Ponderosa Management is the sole general partner of Ponderosa Assets. Ponderosa Assets' limited partners are as follows: Enron, Enron North America Corp., Atlantic Commercial Finance Inc., Enron Finance Corp., JILP-Inc., L.P., Enron CTS International, Inc., Longhorn Assets, LLC, Enron EPI, Inc., Enron Development Funding Ltd., Enron Global Power & Pipelines LLC ("EGPP"), Enron Canada Corp., Enron Capital Management (a division of Enron), Enron Ventures Corp., Enron Reserve Acquisition Corp., ECT Europe Finance, Inc., ECT Columbia Pipeline Holdings 1 Ltd. ("ECT 1"), Enron Capital North America Corp., HGK Enterprises GP, Inc., and HGK Enterprises L.P., Inc. Each of Ponderosa Assets' limited partners, except EGPP and ECT 1, is wholly owned (directly or indirectly) by Enron. An entity in the ownership chain of EGPP and ECT 1 known as Enron Equity Corp. ("EEC") has preferred stock owners unaffiliated with Enron; Enron owns 100% of EEC's common stock, and EEC's preferred stock is not convertible into common stock and has limited voting rights. The limited partners of Ponderosa Assets collectively hold a 99.99% interest in it. Ponderosa Management holds the remaining 0.01% interest in Ponderosa Assets as its general partner.

         Certain third parties have asserted certain rights in respect of Ponderosa Assets and its subsidiary, Sundance Assets LP ("Sundance"). In November 2001, Citicorp North America, Inc. ("CNAI"), as collateral agent for a group of banks under a secured loan to Sundance's limited partner, the proceeds of which ultimately were loaned by Sundance to Ponderosa Assets, delivered a notice of "Appointment of Portfolio Manager" for Sundance and Ponderosa Assets. In this notice, CNAI asserted, among other things, that: (i) the occurrence of


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certain events, including, without limitation, downgrades in Enron's long-term unsecured debt ratings and nonpayment of loans by Ponderosa Assets to Enron, effects dissolution under Delaware law of Sundance and Ponderosa Assets and commencement of winding up their respective business and liquidating their respective assets, (ii) the occurrence of such events also empowered CNAI to appoint a "Sundance Portfolio Manager" and "Ponderosa Portfolio Manager," each of which has certain rights with respect to such winding up and liquidation, and
(iii) it had appointed Citibank as Sundance Portfolio Manager and Ponderosa Portfolio Manager. Enron disputes the validity, effectiveness, and scope of the purported appointments.

         Ponderosa Assets and Ponderosa Management (through its 0.01% general partner interest in Ponderosa Assets) each indirectly owns interests in and operates many facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

(1) through Companhia de Gas de Bahia S.A., each company owns an interest in a natural gas distribution network serving approximately 76 customers in the State of Bahia, Brazil;

(2) through Companhia de Gas de Santa Catarina S.A., each company owns an interest in a gas distribution network serving approximately 77 customers in the State of Santa Catarina, Brazil;

(3) through Companhia Paranaense de Gas S.A., each company owns an interest in a natural gas distribution company which owns a network serving approximately 76 customers in the State of Parana, Brazil;

(4) through Companhia Paraibana de Gas S.A., each company owns an interest in a natural gas distribution network serving approximately 49 customers in the State of Paraibana, Brazil;

(5) through Companhia Pernambucana de Gas S.A., each company owns an interest in a gas distribution network serving approximately 78 customers in the State of Pernambuco, Brazil;

(6) through Empresa Sergipana de Gas S.A., each company owns an interest in a natural gas distribution network serving approximately 35 customers in the State of Sergipe, Brazil;

(7) through Gas de Alagoas S.A., each company owns an interest in a natural gas distribution network serving approximately 58 customers in the State of Alagoas, Brazil;

(8) through CEG-Rio S.A., each company owns an interest in a gas distribution network serving approximately 2,240 customers in the State of Rio de Janeiro, Brazil; and

(9) through Compania Distribuidora de Gas do Rio de Janeiro - CEG, each company owns an interest in a gas distribution network serving approximately 614,505 customers in the city of Rio de Janeiro, Brazil.

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation,


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transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in any of the Companies or their subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in any such companies, and PGE is not engaged in any service contract or other relationship with any of the Companies or their subsidiaries.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 6th 2004                 ENRON CORP.
      --------------------


                                         By:  /s/ Raymond M. Bowen, Jr.
                                              ---------------------------------
                                              Raymond M. Bowen, Jr.
                                              Executive Vice President and
                                              Chief Financial Officer


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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.